QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

/x/	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2000

or

/ /	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from         to

Commission File Number: 0-22256

MONACO COACH CORPORATION 401(k) PLAN
(Full title of the Plan)

MONACO COACH CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

91320 Industrial Way
Coburg, OR 97408
(Address of principal executive office)

Monaco Coach Corporation 401(k) Plan
Index of Financial Statements and Supplemental Schedules

Page
Report of Independent Accountants	1
Financial Statements:
Statement of Net Assets Available for Plan Benefits December 31, 2000 and 1999	2
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000	3
Notes to Financial Statements	4
Supplemental Schedules: *
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2000	10
Schedule H, line 4j — Schedule of Reportable Transactions
For the Year Ended December 31, 2000	11
*
Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
Monaco Coach Corporation 401(k) Plan

    In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Monaco Coach Corporation 401(k) Plan (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 29, 2001

Monaco Coach Corporation 401(k) Plan

Statement of Net Assets Available for Plan Benefits

December 31, 2000 and 1999

	2000	1999
ASSETS
Cash and cash equivalents	$620,134	$571,605
Investments, at fair value:
Investment funds	52,958,840	51,029,065
Participant loans	2,129,564	1,900,343
Receivables:
Employer's contributions	582,516	476,385
Participant contributions	63,360	—
Accrued interest	3,382	2,518

Total assets	56,357,796	53,979,916
LIABILITIES
Accrued administrative expenses	19,122	12,316

Net assets available for plan benefits	$56,338,674	$53,967,600

The accompanying notes are an integral part of the financial statements.

Monaco Coach Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2000

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$528,656
Interest and dividends	1,666,051
Participant rollover from other plans	408,488

2,603,195
Contributions:
Participant	3,968,889
Employer	582,516

Total additions	7,154,600

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	4,686,543
Administrative expenses	96,983

Total deductions	4,783,526

Net increase	2,371,074
Net assets available for benefits:
Beginning of year	53,967,600

End of year	$56,338,674

The accompanying notes are an integral part of the financial statements.

Monaco Coach Corporation 401(k) Plan
Notes to Financial Statements

1.  Description of Plan

    The following brief description of Monaco Coach Corporation 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

    The Plan is a defined contribution plan covering substantially all full-time employees of Monaco Coach Corporation (the Company) who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

    Voluntary wage reduction may be elected by employees. These pre-tax reductions are contributed to the Plan by the employee and may range from 1% to 16% of the employee's pre-tax earnings. The Company will contribute a 25% match of participants' contributions up to the first 4% of the participants' compensation reduction, if the Company has a net profit before such contributions at year-end. Participants can change their investment fund allocations daily and pre-tax reduction percentage on a monthly basis. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

Participant rollovers from other plans

    Participants may rollover balances from other 401(k) plans into this Plan immediately.

Participant accounts

    Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or accounts balances, as defined. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Vesting

    Participants are immediately vested in their salary deferral contributions and rollover balances, as well as the employer match and any discretionary contributions.

Investment options

    Receipts of the Plan are invested by the Plan's trustee, KeyTrust Company, at the designation of the participants. The Plan offers participants the following funds in which to invest:

  Managed Guaranteed Investment Contract Fund (MaGIC+Fund)—The objective of this fund is to seek a reasonable level of income together with the stability of principal. This fund invests primarily in a diversified portfolio of insurance contracts and other investment contracts. The portfolio duration of the fund is five years or less.

  American Balanced Fund—This fund seeks conservation of capital, current income and long-term growth of capital and income by investing in stock, bonds and other fixed-income securities.

  Fidelity Contra Fund—This fund seeks capital appreciation investing. The fund invests primarily in common stock, but it has the ability to purchase other securities, including foreign securities that may produce capital appreciation.

  Victory Value Stock Fund—The objective of this fund is to seek long-term growth capital and dividend income. The fund invests primarily in a diversified group of common stocks with an emphasis on companies with above-average total return potential. Under normal market conditions, the fund's investments will emphasize stocks with above-average dividend yields, below-average price/earnings, price/book value and price/cash flow ratios.

  Janus Overseas Fund—The objective of this fund is to seek long-term growth of capital. The fund invests primarily in common stocks of companies located outside the United States (U.S.), but has the ability to invest in U.S. companies.

  Janus Enterprise Fund—The objective of this fund is to seek long-term growth of capital. The fund invests primarily in common stocks of small companies with a market capitalization of less than $1 billion and medium sized companies with a market capitalization of $1 to $5 billion.

  Victory Stock Index Fund—The investment objective of this fund is to seek to provide long-term capital appreciation by attempting to match the investment performance of the S&P 500 Index.

  Monaco Common Stock Fund—This is comprised of Monaco Coach Corporation common stock and an EB Money Market fund. The money market component provides a 10% liquidity feature to the fund in the event of participant disbursements. The objective of this fund is to allow employees to invest in the financial performance of the corporation.

  Harley-Davidson Common Stock Fund—This is comprised of Harley-Davidson, Incorporated common stock that was rolled over from the Holiday Rambler plan subsequent to the purchase by Monaco Coach Corporation and a EB Money Market fund. The money market component provides for a 2 to 3 percent liquidity feature to the fund in the event of participant disbursements. Prior to the purchase of Holiday Rambler by Monaco Coach Corporation, employees could designate a percentage of their deferral amount to this fund. After the acquisition, this fund is no longer a current investment option. However, participants may elect to allocate their account balance to other funds, but cannot re-invest in the Harley-Davidson Incorporated common stock.

Participant loans

    The Plan agreement contains a loan provision whereby participants can borrow 50% of the value of their vested balance, with the aggregate of any outstanding loans not to exceed $50,000. Interest on such loans is equal to 1% above the trustee's national prime rate (9.5% at December 31, 2000). Principle and interest is paid through weekly payroll deductions. Interest is credited to the participant's account.

Payment of benefits

    On termination of employment, a participant may elect to receive either a lump-sum distribution equal to the value of the participant's vested interest in his or her account or roll the balance of the account into a different plan. If the participant has a balance of greater than $5,000 in his or her account, the participant may also elect to keep the balance in the Plan. On death or retirement, a participant may elect to receive either a lump sum equal to the value of the participant's vested interest in his or her account, or annual installment according to the Plan's provisions.

2.  Summary of Significant Accounting Policies

Basis of accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from plan assets during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

    Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investments valuation and income recognition

    The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Harley-Davidson, Incorporated common stock and Monaco Coach Corporation common stock are valued at quoted market prices. Participant notes receivable are valued at cost, which approximates the estimated fair value as the notes receivable accrue interest at a market rate of interest plus a margin. Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    The Plan presents in the statement of changes in net assets available of plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Payment of benefits

    Benefits are recorded when paid. The Plan had $0 and $36,461 for December 31, 2000 and 1999, respectively, allocated to participants who have elected to withdraw from the Plan, which have not yet been paid or accrued.

3.  Investments

    The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
	2000	1999
MaGIC+Fund, 736,915 and 694,159 shares, respectively	$10,617,245	$9,441,736
American Balanced Fund, 216,235 and 214,271 shares, respectively	3,345,158	3,089,793
Fidelity Contra Fund, 162,265 and 152,328 shares, respectively	3,680,510	3,722,834
Victory Value Stock Fund, 405,197 and 376,694 shares, respectively	6,163,050	6,464,074
Janus Enterprise Fund, 108,887 and 69,325, respectively	5,374,256	5,315,001
Harley-Davidson Incorporation, 496,249 and 301,314 shares, respectively *	19,721,520	19,299,102

* Non-participant directed.

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $528,656, as follows:

Mutual funds	$(3,637,080)
Common stock	4,165,736

$528,656

4.  Non-Participant Directed Investments

    Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,
	2000	1999
Net assets:
Common stock	$19,721,520	$19,299,102
Cash and cash equivalents	620,134	571,605
Accrued interest	3,382	2,518

	$20,345,036	$19,873,225

Year ended December 31, 2000
Changes in net assets:
Contributions	$—
Dividends	70,233
Net appreciation	4,981,225
Benefits paid to participants	(2,822,855)
Transfers to participant-directed investments	(1,698,872)
Administrative expenses	(57,920)

$471,811

5.  Cash and Cash Equivalents

    Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. At times, balances during the year may exceed amounts insured by the Federal Deposit Insurance Corporation.

6.  Tax Status

    On July 3, 1997, the Internal Revenue Service issued a letter of determination that the Plan met the requirements of Section 401 of the Internal Revenue Code and was, therefore, exempt from federal income taxes under provisions of Section 501(a).

7.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts.

8.  Reconciliation of Financial Statements Amounts to Internal Revenue Service Form 5500 Amounts

    The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for December 31, 2000.

Benefits paid to participants per the financial statements	$4,686,543
Less amounts allocated to withdrawing participants at December 31, 1999	(36,461)

Benefits paid to participants per Form 5500	$4,650,082

    Amounts allocated to withdrawing participants are recorded on Form 5500 as benefit claims.

Supplemental Schedules

Monaco Coach Corporation 401(k) Plan

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2000

		Description of investment
Identity of issue	Shares	Rate of interest	Maturity	Historical cost	Current value
KeyTrust Company
MaGIC+Fund	736,915	N/A	N/A	$8,934,162	$10,617,245
American Balanced Fund	216,235	N/A	N/A	3,261,756	3,345,158
Fidelity Contra Fund	162,265	N/A	N/A	2,779,490	3,680,510
Victory Value Stock Fund	405,197	N/A	N/A	6,418,910	6,163,050
Janus Overseas Fund	78,292	N/A	N/A	2,173,994	2,077,845
Janus Enterprise Fund	100,887	N/A	N/A	6,489,007	5,374,256
Victory Stock Index	24,261	N/A	N/A	573,012	518,694
Common stock:
Monaco Coach Corporation	82,503	N/A	N/A	1,451,324	1,460,562
Harley-Davidson, Incorporation	496,249	N/A	N/A	1,753,445	19,721,520

					52,958,840
Participant loans		Prime rate plus 1% (9.5%)	Various	2,232,023	2,129,564
Cash and cash equivalents		N/A	N/A	620,134	620,134

				$36,687,257	$55,708,538

Monaco Coach Corporation 401(k) Plan

Schedule H, line 4j—Schedule of Reportable Transactions

For the Year Ended December 31, 2000

    Transactions which, when aggregated, involved more than 5% of the current value of beginning plan assets for the year ended December 31, 2000 were as follows:

Fund	Purchase price	Selling price	Lease rental	Expenses incurred with transaction	Cost	Current value of asset on transaction date	Net gain
Harley-Davidson, Incorporation	$1,485,004	$—	$—	$—	$—	$—	$—
Harley-Davidson, Incorporation	—	3,104,697	—	—	1,289,555	—	1,815,142

QuickLinks

Index of Financial Statements and Supplemental Schedules
Report of Independent Accountants
Statement of Net Assets Available for Plan Benefits
Statement of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements
Supplemental Schedules
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
Schedule H, line 4j—Schedule of Reportable Transactions